ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement

to the Short Form Base Shelf Prospectus dated September 11, 2018

Registration Statement No. 333-227275

September 13, 2018

BRP INC.

PRICING TERM SHEET

8,700,000 SUBORDINATE VOTING SHARES

A final base shelf prospectus and a preliminary prospectus supplement containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in each of the provinces and territories of Canada. There will not be any sale or any acceptance of an offer to buy the securities until a final prospectus supplement to the base shelf prospectus is made available. This document does not provide full disclosure of all material facts relating to the Subordinate Voting Shares. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the Subordinate Voting Shares, before making an investment decision.

The Company has filed a registration statement (including a prospectus and prospectus supplement) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it, or you may request a copy of the prospectus by contacting: BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca (with respect to the offering in Canada), BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com (with respect to the offering in the United States), RBC Capital Markets, LLC, Attn: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, telephone: 877-822-4089 or email: equityprospectus@rbccm.com, Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 800-831-9146 or UBS Securities LLC, Attn: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, telephone: 888-827-7275 or email: olprospectusrequest@ubs.com.

Issuer:	BRP Inc.

Symbol:	DOO (TSX), DOOO (Nasdaq)

Securities offered:	8,700,000 subordinate voting shares

Price to public:	US$47.00 per subordinate voting share

Gross proceeds to selling shareholders (excluding option to purchase additional subordinate voting shares):	US$408,900,000

Net Proceeds to selling shareholders (before expenses and excluding option to purchase additional subordinate voting shares):	US$395,610,750

Option to purchase additional subordinate voting shares:	Up to 1,305,000 subordinate voting shares

Trade date:	September 14, 2018

Settlement date:	September 18, 2018 (T+2)

Underwriters:

BMO Nesbitt Burns Inc.

Citigroup Global Markets Canada Inc.

RBC Dominion Securities Inc.

UBS Securities Canada Inc.

CIBC World Markets Inc.

Desjardins Securities Inc.

Goldman Sachs Canada Inc.

Morgan Stanley Canada Limited

National Bank Financial Inc.

Wells Fargo Securities Canada, Ltd.

Robert W. Baird & Co. Incorporated

TD Securities Inc.

We have been advised by the underwriters that, prior to purchasing the subordinate voting shares being offered pursuant to the preliminary prospectus supplement to the short form base shelf prospectus, on September 13, 2018, RBC Dominion Securities Inc. purchased, on behalf of the syndicate, 19,900 subordinate voting shares at a price of C$61.50 per subordinate voting share in stabilizing transactions.

This pricing term sheet supplements the preliminary prospectus supplement dated September 11, 2018 to the Short Form Base Shelf Prospectus included in the registration statement on Form F-10 filed by BRP Inc. with the U.S. Securities and Exchange Commission.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.